[OMNIVISION TECHNOLOGIES, INC. LETTERHEAD]

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street N.E.

Washington, DC 20549

Attention: Kaitlin Tillan, Assistant Chief Accountant

Dear Ms. Tillan:

OmniVision Technologies Inc.—Annual Report on Form 10-K

for the fiscal year ended April 30, 2007—Filed June 29, 2007—File No. 000-29939

We write in response to comments from the staff of the Securities and Exchange commission (the “Staff”) received by facsimile dated January 30, 2008 relating to the Annual Report on Form 10-K filed by OmniVision Technologies Inc. (the “Company”) for the Company’s fiscal year ended April 30, 2007 (the “Form 10-K”.)

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

* * * * * * * *

Note 1—Basis of Presentation, page 61

Revenue Recognition—Page 65

1.              We note that for shipments to distributors under agreements allowing for returns or credits, you recognize revenue using the “sell-through” method. Under this method you defer revenue and the related costs of sale until the distributor resells the product to your end-user customer and you are notified in writing by the distributor of such sale. You reflect the amount billed to these customers less the cost of inventory shipped to but not yet sold by the distributor as deferred income. Please respond to the following:

a.             Tell us and revise future filings to disclose specifically why you defer the revenue related to these sales. For example, if true, you could disclose that you defer revenue because you cannot reasonably estimate returns or the amount of credits you may issue.

We supplementally advise the Staff that the great majority of the revenue we derive from sales through distributors comes from distributors with whom we have agreements that include a price protection provision.

Securities and Exchange Commission	February 12, 2008

Credits issuable to distributors for price protection vary from period to period based on prevailing market conditions and are not subject to estimation. Accordingly, we defer recognition of income and the associated costs until the inventory has been sold by the distributor.

In response to the Staff’s comments, we propose to expand our disclosure in the relevant paragraph in future filings, to read as follows:

Revenue Recognition

For shipment of products sold to distributors under agreements allowing for returns or credits, title and the risk of ownership to the products transfer to the distributor upon shipment: however, prices are not fixed or determinable until the distributor resells the products to the Company’s end-user customer and notifies the Company in writing of the details of such sales transactions. Accordingly, the Company recognizes revenue using the “sell-through” method under which the Company defers the revenue and the related costs of sale until the final resale of such products to end customers. The amounts billed to these distributors less the cost of inventory shipped to, but not yet sold by, the distributors is shown net on the Consolidated Balance Sheets as “Deferred income.”

b.             Tell us how presenting both the deferred costs of sale and the deferred gross revenue within the ‘Deferred income’ liability caption of the balance sheet complies with paragraph 5 of FIN 39, which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

Under our agreements with our distributors, title and the risk of ownership to the products transfer to the distributors upon shipment. Whether or not the shipped and invoiced products have already been sold by the distributor, the distributor is obligated to and in fact pays us on standard commercial terms for the inventory that the distributor orders and we ship. Title and the risk of ownership to any products revert to us only if the distributor returns the products to us with our prior authorization. With the transfer of title upon shipment, the distributor has a legal obligation to pay us, and therefore there is a completed sales transaction: consequently, we no longer own the inventory in question and there is no asset against which we have a right of setoff.

Further, upon completion of the transaction, we have no outstanding obligation to the distributor and therefore there is no associated liability that can be offset. Accordingly, we do not believe that paragraph 5 of FIN 39 applies to the facts and circumstances of our sales transactions.

In addition, we believe that our current balance sheet presentation of “Deferred income” on shipments to distributors more appropriately reflects the economics of the

Securities and Exchange Commission	February 12, 2008

transaction than the alternate presentation of recording deferred revenue for the sales and recording inventory sold to distributors as an asset. We believe that including the cost of the inventory that has been sold as an asset on the balance sheet could be misleading for the following reasons:

•                  we have neither the risks nor the benefits associated with the possession or control of the inventory sold and shipped to distributors;

•                  we do not retain title to or the risk of loss for the products already shipped to distributors;

•                  we have no right to demand the return of or cause any other disposition of the inventory once it has been shipped to the distributor; and

•                  the inventory is not on any consignment arrangement.

Our reported “Deferred income” for shipments to distributors reflects the amount of gross margin that we expect as of the balance sheet date to realize upon resale by our distributors of products they have purchased from us. Our expected realizable sales margin is further impacted by potential pricing adjustments under contractual price protection. However, these adjustments are not reliably estimable.

While it is not a key factor in our decision making process on this matter, we note that the large majority of companies in our industry report deferred income, deferred margin or deferred profit on their balance sheets in a manner similar to our presentation of “Deferred income.”

c.             Describe to us the methodology, if any, employed to evaluate the asset associated with the deferred costs of sale for impairment and the authoritative literature in US GAAP on which you base that policy.

As noted in 2 below, our distributors have limited rights of return and historically returns from the distributors have been minimal.  Accordingly, impairment of unsold inventory held by our distributors has not been a major issue for us.

We supplementally advise the Staff that we routinely evaluate the quantities and values of our products in light of current market conditions and market trends, and record a reserve for the carrying value of products we have in inventory that we believe to be in excess of forecast demand and for products that are obsolete. We also review the carrying values against estimated market values and, where necessary, we write down our carrying values to the lower of cost or market. We follow the guidance in Staff Accounting Bulletin No. 100 and Accounting Research Bulletin No. 43.

Securities and Exchange Commission	February 12, 2008

2.     Since distributors can return physical inventory to you and it appears that you may be unable to reasonably estimate the amount of the inventory that may be returned, please discuss your rationale under US GAAP for relieving inventory at the time of shipment to the distributor. Please reference the specific authoritative literature on which you have based your policy.

As described in our response to comment 1.b. above, the principal reason for our deferral of revenue is our inability to estimate future price protection and not our inability to reasonably estimate the amount of inventory that may be returned. Under our agreements with distributors, title and risk of ownership to the products transfers to the distributor upon shipment, and the distributor incurs an obligation to pay for the inventory which he has ordered. We have no rights to demand returns of the product and the distributors have very limited rights to return the inventory. Such historical returns have been minimal but inherently unestimable. Consequently, upon shipment, we relieve the carrying value of the shipment from our inventory balance under the first-in, first-out method. We believe that relieving the asset in this way is consistent with Statement of Financial Accounting Concepts No. 6. In practice, the amount of inventory that is returned is immaterial, and in most cases, inventory that is returned is immediately replaced with inventory of like kind and quantity. Consequently, we believe that relieving inventory at the time of shipment to the distributor is appropriate.

In response to the Staff’s request, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments on the matters discussed, please contact me at (408) 542-3188. Alternatively, you may contact my colleague, Anson Chan, Vice President of Finance at (408) 542-3139.

Sincerely,

/s/ Peter V. Leigh
PETER V. LEIGH
Chief Financial Officer